EXHIBIT 2.1

August 29, 1997

Callon Petroleum Operating Company
200 North Canal Street
P. O. Box 1287
Natchez, Mississippi 39121
Attention:  Ms. Kathy Tilley

Re:   Offer to Purchase
      Mobile Blocks 863, 864, 907 and 908
      Surface to 4200'

Dear Ms. Tilley:

Chevron U.S.A., Inc. (Chevron) has completed its evaluation of the referenced property and is prepared to recommend Callon Petroleum Operating Company's (Callon) July 10, 1997 purchase offer to management for approval. The dollar value involved requires that we obtain the concurrence of our Executive Committee (EXCOM) in San Francisco and we are preparing for a late September EXCOM meeting for final approval. Any proposed transaction would be subject to such approval as well as the execution of a mutually acceptable Asset Sale Agreement ("ASA") between Chevron and Callon.

It is understood from your telephone conversation with Mr. Dave Fenton that Callon's offer was to include Chevron's interest in the 12" gas gathering line from Mobile 908 to Mobile 861. Chevron is willing to include such interest provided that some accommodation can be reach on the following issues:

1) On occasion, Chevron has had to purchase gas from Mobile 908 as make-up gas for our Mobile 864B facility. The ASA would provide that Chevron would reserve the right to make such purchases from Mobile 908 in the future as required.

2) Production from Mobile 864B currently flows northeast to shore through a Chevron Pipeline (CPL) 12" line. Any disruption of service on this line would require that Mobile 864B gas flow southwest to Mobile 908 through a CPL pipeline, then into the 12" gas gathering line from Mobile 908 to Mobile 861 and into the Chandeleur system. The ASA would provide that Chevron would retain the right to move Mobile 864B gas through the 12" gas gathering line at some pre-established cost.

3) Chevron currently maintains certain valving and piping at the Mobile 908 facility for CPL relative to the CPL line from Mobile 864B to Mobile 908. The ASA would provide that Chevron and/or CPL would reserve access to the facility for any operational or maintenance requirements on that equipment.

Callon Petroleum Operating Company
August 29, 1997
Page 2


Also in your conversation with Mr. Fenton, you were informed that Chevron's production from the field is subject to a processing and marketing agreement with Natural Gas Clearinghouse. Any purchaser must agree to continue this arrangement and enter into new contracts with NGC and/or Warren Petroleum Company at closing. In order to further the process along, Chevron will provide Callon the details of the agreements subject to the execution of the attached confidentiality agreement. Please sign and return one copy to me.

If you have any questions, please call me at (713) 754-2430 or Mr. Fenton at
(713) 754-5090. I look forward to working with you as we move through our approval process and, hopefully, to an ultimate closing of the transaction.

Sincerely,



Ann E. Wacker
Sr. I. and Representative

encl.

cc:  Elaine Mendel-John